UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Kenneth Wallach, Esq.

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00165C104	Page 2 of 10

1.	Names of Reporting Persons. SLA CM Avatar Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 00165C104	Page 3 of 10

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00165C104	Page 4 of 10

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00165C104	Page 5 of 10

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 00165C104	Page 6 of 10

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00165C104	Page 7 of 10

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) is being filed by SLA CM Avatar Holdings, L.P. (“SLA Avatar”), SLA CM GP, L.L.C. (“SLA GP”), SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”), Silver Lake Alpine Associates, L.P. (“SLAA”), SLAA (GP), L.L.C. (“SLAA GP”), and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Avatar, SLA GP, SLA GP LLC, SLAA and SLAA GP, “Silver Lake” or the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on May 1, 2020, as amended by Amendment No. 1 filed on July 13, 2020, Amendment No. 2 filed on August 3, 2020 and Amendment No. 3 filed on September 15, 2020 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Annex A filed with Amendment No. 1 to the Schedule 13D is hereby amended by deleting the first row of the table set forth therein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons beneficially own 0 shares of the Issuer’s Class A Common Stock, or 0% of the Class A Common Stock.

(c) Except as set forth in Annex B attached hereto, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(e) As of January 27, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The affiliate of the Reporting Persons which previously held $100 million aggregate principal amount of 10.500% Senior Secured Notes due 2026 of the Issuer (the “First Lien Notes”) has sold the full amount of such First Lien Notes previously held.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

SLA CM Avatar Holdings, L.P.
	By:	SLA CM GP, L.L.C. its general partner

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SLA CM GP, L.L.C.

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SL Alpine Aggregator GP, L.L.C.
	By:	Silver Lake Alpine Associates, L.P., its managing member
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

SLAA (GP), L.L.C.
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Page 10 of 10 Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex B

Transactions in the past 60 Days

Transactions in Class A Common Stock by SLA CM Avatar Holdings, L.P.

Date	Number of Shares	Average Price per Share (excluding commissions)	Price Range Per Share	Nature of Transaction
01/27/2021	33,317,145	$ 13.51	N/A	Conversion of $450 million 2.95% Convertible Senior Secured Notes due 2026 for Class A Common Stock
01/27/2021	6,820,443	$ 14.1050	$13.55-$14.545	Open Market Sale
01/27/2021	8,097,734	$ 15.1584	$14.55-$15.546	Open Market Sale
01/27/2021	11,228,098	$ 16.0765	$15.55-$16.545	Open Market Sale
01/27/2021	4,122,269	$ 16.9755	$16.55-$17.54	Open Market Sale
01/27/2021	1,328	$ 17.5714	$17.555-$17.59	Open Market Sale
01/27/2021	673,475	$ 19.9767	$19.505-$20.50	Open Market Sale
01/27/2021	718,782	$ 20.9611	$20.505-$21.50	Open Market Sale
01/27/2021	1,095,139	$ 21.7598	$21.505-$22.50	Open Market Sale
01/27/2021	402,244	$ 22.7557	$22.505-$23.315	Open Market Sale
01/27/2021	157,633	$ 24.0307	$24.00-$24.135	Open Market Sale

Transactions in Class A Common Stock by Sargas Investment Pte. Ltd.*

Date	Number of Shares	Average Price per Share (excluding commissions)	Price Range Per Share	Nature of Transaction
01/27/2021	11,105,715	$ 13.51	N/A	Conversion of $150 million 2.95% Convertible Senior Secured Notes due 2026 for Class A Common Stock
01/27/2021	2,273,481	$ 14.1050	$13.55-$14.545	Open Market Sale
01/27/2021	2,699,245	$ 15.1584	$14.55-$15.546	Open Market Sale
01/27/2021	3,742,700	$ 16.0765	$15.55-$16.545	Open Market Sale
01/27/2021	1,374,090	$ 16.9755	$16.55-$17.54	Open Market Sale
01/27/2021	442	$ 17.5714	$17.555-$17.59	Open Market Sale
01/27/2021	224,492	$ 19.9767	$19.505-$20.50	Open Market Sale
01/27/2021	239,594	$ 20.9611	$20.505-$21.50	Open Market Sale
01/27/2021	365,046	$ 21.7598	$21.505-$22.50	Open Market Sale
01/27/2021	134,081	$ 22.7557	$22.505-$23.315	Open Market Sale
01/27/2021	52,544	$ 24.0307	$24.00-$24.135	Open Market Sale

*

Pursuant to an agreement between an affiliate of the Reporting Persons and this entity, certain of the Reporting Persons may be deemed to have had beneficial ownership over shares of Class A Common Stock held by, or received upon conversion of Convertible Notes held by, such entity.

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock sold at each separate price within the price ranges set forth on the table above.